KIRKLAND LAKE GOLD REPORTS
RECORD NET EARNINGS IN Q2 2021

Toronto, Ontario – July 28, 2021 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the second quarter (“Q2 2021”) and first six months (“YTD 2021”) of 2021. The results included record quarterly net earnings and earnings per share driven by strong operating results and revenue growth, largely reflecting continued outperformance at Fosterville. All three of the Company’s cornerstone assets increased production compared to both the second quarter of 2020 (“Q2 2020”) and the previous quarter (“Q1 2021”). The Company also reported solid earnings growth in YTD 2021 compared to the first six months of 2020 (“YTD 2020”), resulting largely from increased revenue. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.kl.gold. All dollar amounts are in U.S. dollars, unless otherwise noted.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold commented: “We had an excellent quarter in Q2 2021 highlighted by record earnings, record quarterly production, strong revenue growth and significant increases in both operating and free cash flow. All three of our cornerstone assets increased production during Q2 2021, with Fosterville having a particularly successful quarter based largely on continued grade outperformance. In addition, we benefited from solid unit costs performances at all three operations, resulting in operating cash costs and AISC for the quarter that were better than full-year guidance. Also, during Q2 2021, we continued to generate very encouraging drill results and advanced our many growth and business improvement projects at Detour Lake, all of which are being completed as part of our work to transform Detour Lake into one of the world’s largest and most profitable gold mines. We also continued to achieve excellent progress at Macassa, with the #4 Shaft project remaining ahead of schedule and new drill results continuing to intersect wide, high-grade mineralization outside of existing Mineral Reserves. Our financial strength continued to improve during Q2 2021, with cash increasing to $858.4 million, and we remain committed to returning capital to shareholders, renewing our normal course issuer bid and introducing an automatic share purchase plan. We returned $158.6 million to shareholders during the first half of 2021 and have returned an additional $37.7 million in July through our Q2 2021 dividend payment and by repurchasing 945,000 shares through the NCIB.”

RECORD NET EARNINGS AND EPS IN Q2 2021
Net earnings of $224.2M ($0.91/share), 67% increase from Q2 2020, 51% higher than Q1 2021; Adjusted EPS(1)of $246.9M ($0.92/share) in 02 2021

STRONG PRODUCTION GROWTH IN Q2 2021
379,195 oz in Q2 2021, up 15% from Q2 2020 and 25% the previous quarter; 682,042 oz in YTD 2021, 3% increase from YTD 2020

Q2 2021 UNIT COSTS BEAT FY 2021 GUIDANCE
Q2 2021 op. cash costs(1) of $431/oz sold, AISC(1) of $780/oz vs FY 2021 guidance of 450 – $475/oz and $790 – $810/oz, respectively

ON TRACK TO ACHIEVE FY 2021 GUIDANCE
Company now targeting top half of FY production guidance (1,300,000 – 1,400,000 oz), maintains unit cost and capital expenditure guidance

STRONG CASH FLOW GENERATION IN Q2 2021
Op. cash flow of $330.6M, up 49% and 59% from Q2 2020 and Q1 2021; Free cash flow(1) of $131.2M, up 39% from Q2 2020, triple Q1 2021 level

RETURNED $158.6M TO SHAREHOLDERS
Paid $100.3M in dividends in YTD 2021, used $58.3M to repurchase 1,374,100 shares

CONTINUED EXPLORATION SUCCESS
Continued drilling success in Saddle Zone at Detour Lake; New results at Macassa expand mineralization in multiple areas

EXCELLENT PROGRESS WITH GROWTH PROJECTS
Macassa #4 Shaft remains ahead of schedule; growth projects at Detour Lake advancing on plan

PROGRESS WITH ESG INITIATIVES
Significant financial commitments made in support of local communities, further progress achieved towards goal of net-zero emissions by 2050 or earlier

SUMMARY OF PERFORMANCE

Q2 2021
•Net earnings of $244.2 million ($0.91 per share), 63% increase from $150.2 million ($0.54 per share) in Q2 2020 and 51% higher than $161.2 million ($0.60 per share) the previous quarter; Adjusted net earnings(1) of $246.9 million ($0.92 per share), 13% increase from $219.3 million ($0.70 per share) in Q2 2020 and $167.8 million ($0.63 per share) in Q1 2021
•Cash flows including net cash provided by operating activities of $330.6 million and free cash flow(1) of $131.2 million.
•Revenue of $662.7 million, 14% increase from Q2 2020 and 20% higher than the previous quarter; Revenue of $662.7 million reflected gold sales of 364,575 ounces and an average realized gold price(1) of $1,814 per ounce.
•EBITDA(1)(2) of $451.3 million, 46% higher than Q2 2020 and 32% increase from Q1 2021.
•Capital expenditures totalling $163.9 million, with sustaining capital expenditures(1) accounting for $81.4 million and growth capital expenditures(1) totalling $82.5 million.
•Exploration expenditures totalled $45.7 million, including $38.7 million of capitalized expenditures and $7.0 million of expensed exploration expenditures.
•Continued commitment to returning capital to shareholders
◦Normal Course Issuer Bid (“NCIB): Renewed in June 2021; Company eligible to repurchase up to 26,694,105 shares between June 9, 2021 and June 8, 2022
◦Automatic Share Purchase Plan (“ASPP”): Introduced subsequent to renewal of 2021 NCIB; Designated broker may purchase up to 5,000,000 shares at its sole discretion based on purchasing parameters set out by Company until expiry of 2021 NCIB on June 8, 2022, until all shares are purchased under the ASPP or 2021 NCIB; or until ASPP is terminated by Company in accordance with provisions of ASPP.
◦$62.0 million returned to shareholders: Including $50.1 million for the payment of Q1 2021 quarterly dividend of $0.1875 per share on April 14, 2021 to shareholders of record on March 31, 2021, with $12.0 million being used to repurchase 300,000 shares in June following the renewal of the Company’s NCIB (all shares were repurchased through the ASPP); Subsequent to quarter end, additional 945,000 shares repurchased for $37.7 million
•Cash at June 30, 2021 of $858.4 million versus $792.2 million at March 31, 2021 and $847.6 million at December 31, 2020 with no debt; Increase in cash during Q2 2021 largely resulted from strong cash flow, which more than offset impact of higher capital expenditures and income tax paid in Q2 2021, as well as the $62.0 million of cash returned to shareholders.
•Solid operating results
◦Production 379,195 ounces, 15% increase from 329,770 ounces in Q2 2020 and 25% higher than 302,847 ounces the previous quarter
◦Production costs of $159.7 million
◦Operating cash costs per ounce sold(1) of $431 in Q2 2021 compared to $374 in Q2 2020 and $542 in Q1 2021
◦AISC per ounce sold(1) of $780 compared to $751 in Q2 2020 and $846 in Q1 2021.
(1) See “Non-IFRS Measures” in this press release and on pages 35 – 42 of the MD&A for the three and six months ended June 30, 2021.
(2) Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

YTD 2021
•Net earnings of $405.4 million ($1.52 per share), 15% increase from $353.1 million ($1.32 per share) in YTD 2020; Adjusted net earnings(1) of $414.7 million ($1.55 per share) versus $398.5 million ($1.49 per share) in YTD 2020.
•Cash flows including net cash provided by operating activities of $538.7 million and free cash flow(1) of $173.9 million.
•Revenue of $1,214.6 million, an increase of $78.9 million or 7% from $1,135.7 million in YTD 2020; Revenue of $1,214.6 million reflected gold sales of 672,605 ounces and an average realized gold price(1) of $1,802 per ounce.
•EBITDA(1)(2) of $792.2 million compared to $701.2 million in YTD 2020.

•Capital expenditures of $270.7 million, with sustaining capital expenditures(1) accounting for $141.9 million and growth capital expenditures(1) totalling $128.8 million.
•Exploration expenditures totalled $88.1 million, including $75.6 million of capitalized expenditures and $12.5 million of expensed exploration expenditures.
•$158.6 million returned to shareholders, $100.3 million for two quarterly dividends, both totalling $0.1875 per share, with the Q4 2020 payment made on January 14, 2021 to shareholders of record on December 31, 2020 and Q1 2021 quarterly dividend paid on April 14, 2021 to shareholder of record on March 31, 2021; $58.3 million used to repurchase 1,374,100 shares through the Company’s NCIB (1,074,100 shares repurchased in January 2021 for $46.3 million and 300,000 shares repurchased in June through ASPP for $12.0 million).
•Solid operating results versus full-year 2021 guidance
◦Production 682,042 ounces, a 3% increase from YTD 2020 (Full-year 2021 guidance: 1,300,000 – 1,400,000 ounces).
◦Production costs of $329.8 million
◦Operating cash costs per ounce sold(1) of $482 compared to $407 in YTD 2020 (Full-year 2021 guidance: $450 – $475 per ounce sold)
◦AISC per ounce sold(1) of $810 compared to $763 in YTD 2020 (Full-year 2021 guidance: $790 – $810 per ounce sold).
(1) See “Non-IFRS Measures” in this press release and on pages 35 – 42 of the MD&A for the three and six months ended June 30, 2021.
(2) Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Q2 2021 – Other Key Highlights

Progress towards key value-creation catalysts
◦Detour Lake: After releasing a new technical report and life-of-mine plan (“LOMP”) on March 31, 2021(1), which included significant production growth and improved unit costs compared to previous operating experience, Detour Lake continued to achieve significant exploration success and advance key growth projects during Q2 2021. The full impact of exploration success achieved and business improvement initiatives undertaken since the acquisition of Detour Lake will be included in a new technical report and LOMP targeted for release during the first half of 2022. The Company expects the new technical report and LOMP to include significant value creation opportunities for the Detour Lake operation.
◦Macassa: The #4 Shaft project remained over a month ahead of schedule at the end of Q2 2021 and was on track for completion in late 2022. Once completed, production at Macassa is targeted to grow to over 400,000 ounces per year at significantly improved unit costs. In addition, working conditions will be improved at the mine, with total ventilation expected to more than double. The new shaft will also promote future exploration activities as the Company works to continue to grow the South Mine Complex (“SMC”) and to explore the Main/’04 Break and Amalgamated Break across the Kirkland Lake camp.
◦Fosterville: In addition to achieving stronger than expected operating results in both Q2 2021 and YTD 2021, other key areas of progress were achieved during YTD 2021 in support of future exploration and operating success. In the Lower Phoenix System, a new drill drive (Drill Drive 3912) was completed in June 2021 with five underground drills being deployed by the end of the month to test the down-plunge extension of the Swan Zone. In addition, the twin exploration drive from the Falcon Pit at Fosterville to Robbin’s Hill reached a total of 5,557 metres of advance as of June 30, 2021, with underground drilling of Robbin’s Hill targets now expected to commence in Q3 2021.

Commitment to Responsible Mining: Early in 2021, the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. During Q2 2021, progress was achieved in a number of key areas in support of the Company’s responsible mining commitments. In the area of community support, the Company launched a $12 million Australian Community Partnership Program to support post-COVID recovery services in the Bendigo area, with partnerships entered into to date including: Haven Home Safe; Bendigo Foodshare; Bendigo Tech School – Girls in STEAM; Bendigo Basketball Stadium; North Central Local Learning and Employment Network (LLEN); and Axedale Camp Getaway. In Kirkland Lake, Ontario, the Company committed $4.1 million to fund multiple projects at the Kirkland Lake Hospital, including the redevelopment of the hospital’s Emergency Department, as well as the procurement of significant equipment encompassing mammography, ultrasound, and point-of-care laboratory equipment. Building on its leadership in minimizing and reducing carbon emissions, the Company took additional steps in Q2 2021 to achieve further reductions, including completing third-party greenhouse gas audits of its operations and improving tracking and modeling of emissions levels. In addition, the Company continued to build its battery-powered fleet at Macassa, adding a second Z-50 haul truck, the world’s first 50-tonne battery-powered underground haul truck.
COVID-19 Response: The Company’s health and safety protocols related to the COVID-19 pandemic remained in place throughout Q2 2021 and were enhanced with the roll out of vaccination programs for employees at Macassa and Detour Lake. In Kirkland Lake, the Company worked with the local health unit to make vaccines available to all employees at Macassa, with Detour Lake running vaccination clinics at the Cochrane Bus Terminal for employees, contractors and members of the local community starting in late June.
In late April 2021, 11 workers (employees and contractors) at Macassa’s near-surface exploration ramp project tested positive for the COVID-19 virus. The event was classified as an outbreak under the criteria followed by the local health unit. During the outbreak, work on the exploration ramp was suspended for approximately seven days while the entire project workforce was tested using rapid testing kits. Work resumed at the project with no additional transmissions being reported and the outbreak was deemed resolved by the local health unit on May 12, 2021.
At Detour Lake, 9 workers (employees and contractors) tested positive for COVID-19 in late May, which was also classified as an outbreak by the local health unit. During this time, the Company added additional resources to complete rapid testing in the camp at Detour, completing more than 1,000 tests in less than 36 hours. Two additional positive results were identified as a result of this testing. The outbreak was declared resolved on June 4, 2021 and no further positive tests have occurred since the outbreak in May.
(1)Readers are referred to the Company’s Press Release dated February 25, 2021 and the Company’s NI 43-101 Technical Report entitled “Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report” effective December 31, 2020 as filed with the applicable regulatory authorities and the detailed Mineral Reserve and Mineral Resource estimates and footnotes set out therein.
REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
Table 1. Financial and Operating Performance

(in 000's of dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Revenue	$662,736	$580,975	$551,846	$1,214,582	$1,135,713
Production costs	159,726	141,415	170,081	329,807	303,007
Earnings before income taxes	339,126	225,282	235,983	575,109	519,807
Net earnings	$244,167	$150,232	$161,193	$405,360	$353,110
Basic earnings per share	$0.91	$0.54	$0.60	$1.52	$1.32
Diluted earnings per share	$0.91	$0.54	$0.59	$1.51	$1.32
Cash flow from operating activities	$330,571	$222,234	$208,174	$538,744	$463,740
Cash investment on mine development and PPE	$199,344	$128,155	$165,475	$364,819	$238,792

(in 000's of dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Tonnes milled	6,143,064	5,863,282	5,952,141	12,095,204	9,981,386
Average Grade (g/t Au)	2.0	1.8	1.7	1.8	2.1
Recovery (%)	95.3%	95.8%	95.1%	94.5%	95.8%
Gold produced (oz)	379,195	329,770	302,847	682,042	660,634
Gold Sold (oz)	364,575	341,390	308,029	672,605	685,976
Averaged realized price ($/oz sold)(1)	$1,814	$1,716	$1,788	$1,802	$1,651
Operating cash costs per ounce sold ($/oz sold)(1)	$431	$374	$542	$482	$407
AISC ($/oz sold)(1)	$780	$751	$846	$810	$763
Adjusted net earnings(1)	$246,937	$219,345	$167,768	$414,704	$398,514
Adjusted net earnings per share(1)	$0.92	$0.79	$0.63	$1.55	$1.49
Free cash flow(1)	$131,227	$94,079	$42,699	$173,925	$224,948
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35 – 42 of the MD&A for the three and six months ended June 30, 2021.

Table 2. Review of Earnings Performance

(in thousands of dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020

Revenue	$662,736	$580,975	$551,846	$1,214,582	$1,135,713

Production costs	(159,726)	(141,415)	(170,081)	(329,807)	(303,007)
Royalty expense	(22,369)	(19,258)	(18,394)	(40,763)	(40,507)
Depletion and depreciation	(111,348)	(82,586)	(104,100)	(215,448)	(175,425)
Earnings from mine operations	369,293	337,716	259,271	628,564	616,774

Expenses
General and administrative[1]	(20,184)	(20,137)	(12,343)	(32,527)	(32,699)
Transaction costs	—	—	—	—	(33,838)
Exploration	(7,079)	(2,384)	(5,486)	(12,565)	(8,315)
Care and maintenance	(4,093)	(6,570)	(4,196)	(8,289)	(9,460)
Rehabilitation costs	(286)	(2,448)	760	474	(2,448)
Earnings from operations	337,651	306,177	238,006	575,657	530,014

Finance and other items
Other income (loss), net	2,016	(80,164)	(1,424)	592	(7,959)
Finance income	297	1,119	247	544	3,715
Finance costs	(838)	(1,850)	(846)	(1,684)	(5,963)

Earnings before income taxes	339,126	225,282	235,983	575,109	519,807
Current income tax expense	(45,279)	(59,020)	(42,971)	(88,250)	(129,150)
Deferred tax expense	(49,680)	(16,030)	(31,819)	(81,499)	(37,547)

Net earnings	$244,167	$150,232	$161,193	$405,360	$353,110

Basic earnings per share	$0.91	$0.54	$0.60	$1.52	$1.32
Diluted earnings per share	$0.91	$0.54	$0.59	$1.51	$1.32

Weighted average number of common shares outstanding (in 000's)
Basic	267,074	277,066	267,111	267,092	267,242
Diluted	267,189	277,265	267,907	267,961	267,453
(1)General and administrative expense for Q2 2021 (Q2 2020 and Q1 2021) include general and administrative expenses of $16.9 million ($12.5 million and $13.5 million) and share based payment expense (recovery) of $3.3 million ($7.7 million and ($1.1) million)

FOREIGN EXCHANGE RATES
After weakening sharply against the US dollar in Q1 2020, concurrent with the emergence of the COVID-19 pandemic, the Canadian and Australian dollars began strengthening against the US dollar starting in Q2 2020 with this trend continuing through the remainder of 2020 and into Q2 2021. As a result, the average exchange rates for Q2 2021 included C$ to US$ of 1.23 and A$ to US$ of 1.30. These exchange rates compared to 1.39 and 1.52, respectively, in Q2 2020 and 1.27 and 1.29, respectively, in Q1 2021. Compared to Q2 2020, changes in exchange rates in Q2 2021 resulted in an increase in operating cash costs of approximately $15 million, operating cash costs per ounce sold(1) of $45, and AISC per ounce sold(1) of $70, sustaining capital expenditures of approximately $8 million and growth capital expenditures of approximately $8 million. Compared to Q1 2021, exchange rate changes increased operating cash costs(1) by approximately $3 million, operating cash costs per ounce sold by $10 and AISC per ounce sold(1) by $13, sustaining capital expenditures of approximately $1 million and growth capital expenditures of approximately $2 million. For YTD 2021, the average exchange rates included C$ to US$ of $1.25 and A$ to US$ of $1.30, which compared to $1.36 and $1.52, respectively, in YTD 2020. Compared to YTD 2020, exchange rate in YTD 2021 increased operating cash costs(1) by approximately $28 million, operating cash costs per ounce sold(1) by $40 and AISC per ounce sold(1) by $60, sustaining capital expenditures(1) of approximately $13 million and growth capital expenditures(1) of approximately $10 million.
(1)The Foreign Exchange Rates discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35 – 42 of the MD&A for the three and six months ended June 30, 2021.

Review of Financial Performance

Revenue

Revenue in Q2 2021 totalled $662.7 million, an $81.2 million or 14% from Q2 2020. Contributing to the change in revenue from Q2 2020 was $42 million favourable impact from rate factors, mainly reflecting a 6% increase in the average realized gold price(1) to $1,814 per ounce in Q2 2021 from $1,716 per ounce for the same period in 2020. The remaining $40 million of the increase in revenue year over year resulted from a 7% increase in gold sales, to 364,575 ounces from 341,390 ounces in Q2 2020. Gold sales at Detour Lake increased 22% from Q2 2020, to 166,374 ounces from 136,182 ounces for the same period in 2020, while gold sales at Macassa rose 25%, to 55,601 ounces versus 44,328 ounces in Q2 2020. At Fosterville, despite higher production, gold sales in Q2 2021 were 9% lower, at 142,600 ounces versus 157,251 ounces in Q2 2020. Gold sales in Q2 2020 also included 3,629 ounces from the Holt Complex where operations were suspended effective April 2, 2020.

Revenue in Q2 2021 increased $110.9 million or 20% from revenue of $551.8 million the previous quarter. Contributing to the $110.9 million increase in revenue was $101 million related to an 18% increase in gold sales to 364,575 ounces from 308,029 ounces in Q1 2021. Gold sales at Detour Lake increased 18% from 141,112 ounces in Q1 2021, with gold sales at Fosterville and Macassa increasing 21% and 12%, respectively, from 117,450 ounces and 49,467 ounces, respectively, for the previous quarter. The remaining $10 million of revenue growth compared to Q1 2021 was attributable to rate factors, reflecting an increase in the average realized gold price(1) to $1,814 per ounce from $1,788 per ounce the previous quarter.

•Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In Q2 2021, rate factors increased revenue by $42 million versus Q2 2020, which included a $36 million favourable impact from an increase in the average realized gold price(1) and a $6 million impact from exchange rate changes. Compared to Q1 2021, rate factors increased revenue by $10 million, virtually all of which related to a higher average realized gold price(1) compared to the previous quarter.

Revenue in YTD 2021 totalled $1,214.6 million, an increase of $78.9 million or 7% from $1,135.7 million in YTD 2020. The increase in revenue was driven by a 9% increase in the average realized gold price,(1) to $1,802 per ounce in YTD 2021 from $1,651 per ounce for the same period in 2020, which resulted in revenue growth from rate factors of $101 million. Partially offsetting the impact of a higher average realized gold price(1) was a reduction of $22 million related to lower gold sales. Gold sales in YTD 2021 totalled 672,605 ounces compared to 685,976 ounces in YTD 2020. The reduction in gold sales reflected two factors, including lower sales at Fosterville (260,050 ounces compared to 311,003 ounces in YTD 2020) consistent with the mine’s plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period; as well as the contribution of 33,242 ounces of gold sales from the Holt Complex related to production prior to operations being suspended effective April 2, 2020. These factors more than offset the favourable impact of a 25% increase in gold sales at Detour Lake (307,486 ounces compared to 246,638 ounces for the five months ending June 30, 2020) and 10% growth in sales at Macassa, to 105,069 ounces from 95,093 for the same period in 2020.

•Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In YTD 2021, rate factors increased revenue by $101 million versus YTD 2020, which included a $102 million favourable impact from an increase in the average realized gold price(1) and a $1 million reduction related to exchange rates

Net Earnings and Adjusted Net Earnings

Net Earnings

Net earnings in Q2 2021 totalled $244.2 million ($0.91 per share), a $94.0 million or 63% increase from $150.2 million ($0.54 per share) in Q2 2020 and a 51% increase from $161.2 million ($0.60 per share) the previous quarter. Compared to Q2 2020, the increase in net earnings was driven by higher revenue and the favourable impact of other income of $2.0 million in Q2 2021 versus other loss of $80.2 million for the same period in 2020, with other loss in Q2 2020 mainly resulting from $72.8 million of foreign exchange losses. On an after-tax basis, the increase in revenue contributed $54.5 million or $0.20 per share to net earnings growth. Similarly, the $82.2 million pre-tax change in other income/loss compared to Q2 2020 increased net earnings by $54.8 million or $0.20 per share on an after-tax basis. Also contributing to higher net earnings versus Q2 2020 was a reduction in the effective tax rates, to 28.0% from 33.3% in last year’s second quarter, which increased net earnings by $18.0 million after tax or $0.07 per share. The lower effective tax rate in Q2 2021 mainly reflected favourable adjustments resulting from re-assessments of prior year tax returns. Partially offsetting these favourable factors were higher production costs (reduced net earnings by $12.2 million after tax or $0.04 per share) and depletion and depreciation expense (reduced net earnings by $19.2 million after tax or $0.07 per share).

Q2 2021 net earnings of $244.2 million ($0.91 per share) was $83.0 million or 51% higher than $161.2 million ($0.60 per share) the previous quarter. The main driver of higher net earnings compared to Q1 2021 was the strong growth in revenue, which had a $75.7 million or $0.28 per share after tax favourable impact. Also contributing to the increase in net earnings were a lower effective tax rate (28.0% versus 31.7% in Q1 2021), which increased net earnings by $12.5 million after tax or $0.05 per share and lower production costs, which increased net earnings by $7.1 million after tax or $0.03 per share. Partially offsetting these factors were higher corporate G&A costs ($5.4 million after tax or $0.02 per share) and increased depletion and depreciation expense ($4.9 million after tax or $0.02 per share).

Net earnings in YTD totalled $405.4 million ($1.52 per share), a 15% increase from $353.1 million ($1.32 per share) in YTD 2020. The increase in net earnings compared to the same period a year earlier mainly reflected revenue growth, which increased net earnings by $53.6 million after tax or $0.20 per share. In addition, $33.8 million of transaction fees in YTD 2020 related to the Detour Gold acquisition, had a favourable impact of $23.0 million after tax or $0.09 per share on the comparison of net earnings in YTD 2021 to YTD 2020. Also contributing to higher net earnings was a lower effective tax rate in YTD 2021 (29.5% in YTD 2021 versus 32.1% in YTD 2020), which increased net earnings by $14.7 million after tax or $0.05 per share. Partially offsetting these factors were higher depletion and depreciation expense and production costs, which reduced net earnings by $27.2 million after tax or $0.10 per share and $18.2 million or $0.07 per share, respectively.

Adjusted Net Earnings(1)

Adjusted net earnings(1) in Q2 2021 totalled $246.9 million ($0.92 per share), similar to net earnings for the quarter. Adjusted net earnings(1) in Q2 2021 increased 13% from $219.3 million ($0.79 per share) in Q2 2020 and were 47% higher than $167.8 million ($0.63 per share) the previous quarter. The small difference between net earnings and adjusted net earnings(1) in Q2 2021 reflected the exclusion from adjusted net earnings of systems implementation costs of $4.1 million ($3.0 million after tax), costs attributed to non-operating assets, mainly in the Northern Territory, of $4.1 million ($2.9 million after tax), COVID-19 related costs of $0.9 million ($0.6 million after tax) and severance expense of $1.3 million ($1.0 million after tax). These factors were largely offset by the exclusion from adjusted net earnings(1) of $2.6 million ($1.8 million after tax) of foreign exchange gains and $3.5 million ($3.1 million after tax) of unrealized gains on warrants issued. The difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of $72.8 million ($56.3 million after tax) of foreign exchange losses, due to a strengthening of the Canadian and Australian dollars against the US dollar during the quarter, as well as $13.4 million ($9.2 million after tax) of costs related to the Company’s COVID-19 response, mainly related to labour costs during periods of reduced or suspended operations, as well as $5.3 million ($3.7 million after tax) of restructuring costs, mainly resulting from the suspension of business activities in the Northern Territory and at Holt Complex. The difference between net earnings and adjusted net earnings(1) in Q1 2021 mainly reflected the exclusion from adjusted net earnings(1) of write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax) and $5.7 million of foreign exchange gains ($4.0 million after tax), both of which are included in other loss/income, care and maintenance costs of $4.2 million ($2.9 million after tax) and $2.9 million ($2.0 million after tax) of COVID-19 costs mainly at Detour Lake.

Adjusted net earnings(1) in YTD 2021 totalled $414.7 million ($1.55 per share), which compared to net earnings of $405.4 million ($1.52 per share). The difference between net earnings and adjusted net earnings(1) in YTD 2021 mainly reflected the exclusion from adjusted net earnings(1) of the $6.5 million ($4.5 million after-tax) of write-offs at Holt Complex in Q1 2021, costs related to non-operating assets of $8.3 million ($5.8 million after tax), systems implementation costs of $4.1 million ($3.0 million after tax) in Q2 2021 and $3.8 million ($2.6 million after tax) of COVID-19 costs. These factors were partially offset by the exclusion from adjusted net earnings(1) of $8.2 million ($5.8 million after tax) of foreign exchange gains, mainly in Q1 2021. The difference between net earnings and adjusted net earnings(1) for YTD 2020 reflected the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition, as well as costs related to the Company’s COVID-19 response of $13.4 million ($9.2 million after tax), restructuring costs of $5.3 million ($3.7 million after tax) and severance expense of $3.7 million ($2.6 million after tax).

Cash and Cash Flows

The Company’s cash balance at June 30, 2021 totalled $858.4 million, which compared to cash of $792.2 million at March 31, 2021. Net cash provided by operating activities totalled $330.6 million, an increase of 49% from $222.2 million in Q2 2020 and 59% higher than $208.2 million the previous quarter. The increase in net cash provided by operating activities from Q2 2020 mainly resulted from strong earnings growth and the impact of changes in non-cash operating working capital(1) as well as lower income taxes paid. Higher net earnings and changes in non-cash operating working capital(1) mainly accounted for the increase in net cash provided by operating activities compared to Q1 2021, with these factors only partially offset by an increase in income taxes paid. During Q2 2021 the Company made a $98 million income tax payment in Australia representing the final tax instalment payment for the 2020 tax year. The $98 million payment in Q2 2021 compared to a tax payment of $132.6 million in Q2 2020, representing the final tax instalment paid for the 2019 tax year. Net cash used in investing activities in Q2 2021 totalled $200.8 million versus $128.3 million in Q2 2020 and $164.2 million in Q1 2020. The higher level of net cash used in investing activities reflected increased additions to mining interests and plant and equipment than in the prior periods due to higher growth capital expenditures(1) reflecting the advancement of a number of major growth projects, mainly at Macassa and Detour Lake, during Q2 2021. Net cash used in financing activities in Q2 2021 totalled $64.3 million, mainly reflecting $62.0 million of cash returned to shareholders. The $62.0 million included $50.1 million used for the Q1 2021 quarterly dividend of $0.1875, paid on April 14, 2021 to shareholders of record on March 31, 2021 and $12.0 million used to repurchase 300,000 shares through the Company’s 2021 NCIB. All 300,000 shares were purchased in June through the new ASPP program. Net cash used in financing activities in Q2 2020 totalled $90.0 million, with $49.9 million being used to repurchase 1,345,600 shares through the Company’s prior NCIB and $34.7 million being used for of dividend payments related to the Q1 2020 payment on April 13, 2020.

The Company’s cash balance of $858.4 million at June 30, 2021 compared to cash of $847.6 million at December 31, 2020. Net cash provided by operating activities in YTD 2021 totalled $538.7 million, a 16% increase from $463.7 million in YTD 2020 mainly reflecting solid growth in net earnings compared to YTD 2020. Net cash used in investing activities totalled $365.0 million in YTD 2021 versus $67.6 million in YTD 2020. Contributing to the low level of net cash used for investing activities in YTD 2020 was $173.9 million of cash acquired as part of the Detour Gold acquisition in Q1 2020. Additions to mining interests of $157.1 million and additions to plant and equipment of $207.7 million in YTD 2021 compared to $129.2 million and $109.6 million, respectively, in YTD 2020, with the increases reflecting higher capital expenditures due to a significant increase in growth capital expenditures(1), reflecting the advancement of major growth projects at Macassa and Detour Lake during YTD 2021, which more than offset lower levels of sustaining capital expenditures(1) year over year. Net cash used in financing activities in YTD 2021 totalled $162.5 million, which included $158.6 million of cash returned to shareholders. The $158.6 million was comprised of $100.3 million used for two dividend payments of $0.1875 per share, including the payment of the Q4 2020 dividend on January 14, 2021 to shareholders of record on December 31, 2020 and the payment of the Q1 2021 dividend on April 14, 2021 to shareholders of record on March 31, 2021, as well as $58.3 million to repurchase 1,374,100 shares through the Company’s NCIB. Share repurchases during YTD 2021 included 1,074,100 shares repurchased in January 2021 for $46.3 million, and 300,000 shares repurchased in June for $12.0 million under the 2021 NCIB and following the introduction of the ASPP. Net cash used in financing activities in YTD 2020 totalled $564.6 million, with $379.8 million used to repurchase 11,059,100 shares through the Company’s NCIB, and an additional $47.2 million used for the fourth quarter 2019 and Q1 2020 dividend payments. In addition, net cash used in financing activities in YTD 2020 also included $98.6 million used to repay Detour Gold’s outstanding debt during Q1 2020 and $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel.

Free cash flow(1)

Free cash flow(1) totalled $131.2 million in Q2 2021, a 39% increase from $94.1 million in Q2 2020 and more than triple the $42.7 million of free cash flow(1) in Q1 2021. Strong growth in net cash provided by operating activities more than offset higher levels of capital expenditures in accounting for the increase in free cash flow from both prior periods. For YTD 2021, free cash flow(1) totalled

$173.9 million versus $224.9 million in YTD 2020 as the impact of increased net cash provided by operating activities was more than offset by higher levels of growth capital expenditures(1) as the Company advanced a number of major growth projects, mainly at Macassa and Detour Lake, in YTD 2021. Mineral property additions in YTD 2021 totalled $157.1 million, while additions to property, plant and equipment totalled $207.7 million, which compared to $129.2 million and $109.6 million, respectively, in YTD 2020.
(1)The Review of Financial Performance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Review of Operating Mines

Detour Lake

Detour Lake achieved record quarterly production in Q2 2021 of 165,880 ounces based on processing 5,881,953 tonnes at an average grade of 0.96 g/t and average recoveries of 91.5%. The 165,880 ounces of production was 26% higher than the 131,992 ounces produced in Q2 2020 and increased 13% from the previous quarter. The increase in production quarter over quarter mainly reflected a significant improvement in the average grade, as the mine sequenced into higher grade areas as part of the Phase 2 mining plan during Q2 2021, as well as an increase in tonnes processed, with first quarter throughput typically the lowest of the year due to seasonal factors (record first quarter throughput achieved in Q1 2021).

Production costs at Detour Lake in Q2 2021 totalled $102.6 million Q2 2021 compared to $85.8 million (including $7.7 million of COVID-19 related costs) in Q2 2020 and $108.3 million (including $2.6 million of COVID-19 related costs) the previous quarter. Approximately half of the increase in production costs compared to Q2 2020 related to a stronger Canadian dollar in Q2 2021, with the remainder largely reflecting higher tonnes mined (ore and waste), as well as increased diesel and maintenance costs. Operating cash costs per ounce sold(1) averaged $610 in Q2 2021 versus $573 in Q2 2020 and $748 the previous quarter. Excluding the impact of exchange rates, operating cash costs per ounce sold(1) improved 4% compared to Q2 2020 with the improvement largely related to the favourable impact of a significantly higher average grade and increased tonnes processed on sales volumes. Compared to the previous quarter, the improvement in operating cash costs per ounce sold(1) reflected a reduction in total operating cash costs largely due to lower stripping and processing costs, as well as the favourable impact of higher sales volumes. AISC per ounce sold(1) averaged $996 in Q2 2021 versus $1,090 in Q2 2020 and $1,064 in Q1 2021. Sustaining capital expenditures(1) at Detour Lake in Q2 2021 totalled $55.6 million ($334 per ounce sold) compared to $65.8 million ($483 per ounce sold) in Q2 2020 and $37.5 million ($266 per ounce sold) in Q1 2021. Excluding the impact of exchange rates, sustaining capital expenditures(1) in Q2 2021 were 24% lower than in Q2 2020 mainly related to deferred stripping, with the most of these expenditures included as growth capital expenditures(1) in Q2 2021. Higher sustaining capital expenditures(1) compared to the previous quarter mainly reflected increased expenditures related to tailings management and an ongoing camp expansion.

Production at Detour Lake for YTD 2021 totalled 312,611 ounces, which resulted from processing 11,583,657 tonnes at an average grade of 0.91 g/t and average recoveries of 91.8%. Production in YTD 2021 increased 40% from 223,547 ounces for the five months following the acquisition of Detour Lake on January 31, 2020 to June 30, 2020 and was 16% higher than the 270,043 ounces produced for the full six-month period ending June 30, 2020. The increase in production versus the same period in 2020 mainly reflected a 12% improvement in the average grade.

Production costs at Detour Lake in YTD 2021 totalled $210.9 million (including $3.5 million of COVID-19 related costs), which compared to $173.6 million (including $7.7 million of COVID-19 related costs) for five months in YTD 2020, from January 31, 2020 to June 30, 2020. Operating cash costs per ounce sold(1) averaged $674 in YTD 2021 versus $628 in YTD 2020. Excluding the impact of a stronger Canadian dollar in YTD 2021, operating cash costs per ounce sold(1) improved 1% year over year as the favourable impact of a higher average grade and tonnes processed on sales volumes more than offset higher costs related to increased total tonnes mined (ore and waste) as well as higher milling costs in YTD 2021. AISC per ounce sold(1) averaged $1,027 in YTD 2021 compared to $1,098 in YTD 2020. During YTD 2021, sustaining capital expenditures(1) at Detour Lake totalled $93.0 million ($303 per ounce sold) compared to $108.2 million ($439 per ounce sold) for the same period in 2020. The reduction in sustaining capital expenditures(1) versus YTD 2020 largely reflected lower deferred stripping costs, which were mainly included in growth capital expenditures(1) in YTD 2021.

Growth projects: Growth capital expenditures(1) at Detour Lake in YTD 2021 totalled $80.7 million ($52.9 million in Q2 2021), including $43.9 million related to deferred stripping with the remaining $36.8 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield.

Macassa Mine

Production at Macassa in Q2 2021 totalled 55,322 ounces based on processing 90,796 tonnes at an average grade of 19.3 g/t and average recoveries of 97.9%. Q2 2021 production was 32% higher than 41,865 ounces in Q2 2020 and increased 17% from 47,437 ounces the previous quarter. Higher tonnes processed in Q2 2021 compared to both prior periods mainly reflected better than anticipated widths and strike lengths from stopes in the South Mine Complex, as well as processing from surface stockpiles.

Production costs in Q2 2021 totalled $34.1 million versus $27.7 million (including $3.3 million related to the Company’s COVID-19 response) in Q2 2020 and $35.0 million the previous quarter. Operating cash costs per ounce sold(1) averaged $586 million versus $547 for the same period in 2020 and $699 the previous quarter, with the increase from Q2 2020 reflecting a stronger Canadian dollar in Q2 2021. Excluding the impact of changes in exchange rates, operating cash costs per ounce sold(1) improved from Q2 2020 mainly due to the favourable impact of a higher average grade and tonnes processed on sales volumes in Q2 2021. The 16% improvement from Q1 2021 also largely reflected the favourable impact of higher ounces sold, as well as lower maintenance costs and reduced expenditures related to operating development compared to the previous quarter. AISC per ounce sold(1) averaged $848 in Q2 2021, largely unchanged from $841 in Q2 2020, as the impact of a stronger Canadian dollar was offset by higher sales volumes. Excluding the impact of exchange rates, AISC per ounce sold(1) improved 9% from Q2 2020 reflecting the favourable impact of higher sales volumes as well as lower operating cash costs(1) and sustaining capital expenditures(1). Sustaining capital expenditures(1) in Q2 2021 totalled $10.9 million ($197 per ounce sold) versus $10.5 million ($236 per ounce sold) in Q2 2020. Excluding the impact of a stronger Canadian dollar, sustaining capital expenditures(1) in Q2 2021 were 6% lower than Q2 2020 reflecting reduced levels of capital development and lower levels of equipment procurement. AISC per ounce sold(1) improved 10% from $947 the previous quarter as the impact of higher sales volumes and lower operating cash costs more than offset an increase in sustaining capital expenditures(1). Sustaining capital expenditures(1) in Q2 2021 compared to $9.3 million ($189 per ounce sold) in Q1 2021 with the increase largely related to mobile equipment procurement.

Production at Macassa for YTD 2021 totalled 102,759 ounces, based on processing 167,027 tonnes at an average grade of 19.5 g/t and average recoveries of 97.9%. YTD 2021 production increased 11% from 92,726 ounces for the same period in 2020 reflecting a higher average grade and increased tonnes processed.

Production costs for YTD 2021 totalled $69.1 million versus $54.2 million (including $3.3 million related to the Company's COVID-19 response) in YTD 2020. Operating cash costs per ounce sold(1) averaged $639 compared to $541 for the same period in 2020 with the increase reflecting a stronger Canadian dollar in YTD 2021 and the impact of a higher proportion of underground costs being allocated to operations versus capital expenditures, partially offset by the favourable impact of a higher average grade on sales volumes in YTD 2021. AISC per ounce sold(1) averaged $895 for YTD 2021 versus $846 a year earlier. Excluding the impact of a stronger Canadian dollar in YTD 2021, AISC per ounce sold(1) improved by approximately 3% driven by higher sales volumes as well as lower sustaining capital expenditures(1). Sustaining capital expenditures(1) totalled $20.3 million ($193 per ounce sold) compared to $24.9 million ($262 per ounce sold) in YTD 2020 with the reduction largely resulting from lower levels of capital development and reduced expenditures for mobile equipment.

Growth projects: Growth capital expenditures(1) at Macassa for YTD 2021 totalled $43.0 million ($27.0 million in Q2 2021). Of total growth expenditures(1) for YTD 2021, $21.8 million ($12.9 million in Q2 2021) related to the #4 Shaft project. During Q2 2021, the shaft advanced approximately 600 feet and had reached a depth of 5,600 feet as of June 30, 2021. The project ended Q2 2021 ahead of schedule on track for completion in late 2022. An additional $10.0 million ($4.7 million in Q2 2021) of growth capital expenditures(1) in YTD 2021 related to a ventilation expansion project, involving the development of two new ventilation raises. The first raise was completed in June 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cfm of additional ventilation into the mine. The remaining growth capital expenditures(1) in Q2 2021 mainly related to a number of underground projects, including lateral development from the mine towards the #4 Shaft.

Fosterville Mine

The Fosterville Mine produced 157,993 ounces in Q2 2021 based on processing 170,315 tonnes at an average grade of 29.2 g/t and average mill recoveries of 98.7%. Production for the quarter was significantly above planned levels driven largely by continued grade outperformance in the Swan Zone, as well as changes to mine sequencing with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021. The 157,993 ounces of production in Q2 2021 was slightly higher than the 155,106 ounces produced in Q2 2020 and increased 45% from 108,679 ounces the previous quarter. The increase versus Q1 2021 was driven by a 47% improvement in the average grade. The Swan Zone accounted for 53% of tonnes milled in Q2 2021 and 79% of ounces produced compared to 62% and 85%, respectively, in Q2 2020 and 42% and 72%, respectively, the previous quarter.

Production costs were $23.0 million in Q2 2021 versus $20.3 million in Q2 2020 and $26.8 million the previous quarter. The increase from Q2 2020 resulted from a significant strengthening of the Australian dollar against the US dollar since last year’s second quarter. Operating cash costs per ounce sold(1) averaged $162 versus $129 in Q2 2020 and $228 in Q1 2021. Excluding the impact of a stronger Australian dollar in Q2 2021, operating cash costs per ounce sold(1) were largely unchanged from the same period in 2020 with a small increase resulting mainly from the impact of a higher average grade on sales volumes in Q2 2020. AISC per ounce sold(1) averaged $353 compared to $273 in Q2 2020 and $423 the previous quarter. The increase in AISC per ounce sold(1) reflected a stronger Australian dollar, the impact of a higher average grade in Q2 2020 and increased levels of sustaining capital expenditures(1) in Q2 2021. The improvement in both operating cash costs per ounce sold(1) and AISC per ounce sold(1) compared to Q1 2021 was mainly related to increased sales volumes due to a higher average grade in Q2 2021. Sustaining capital expenditures(1) totalled $14.5 million ($102 per ounce sold) in Q2 2021 versus $10.8 million ($69 per ounce sold) in Q2 2020 and $12.4 million ($106 per ounce sold) the previous quarter. The increase in sustaining capital expenditures(1) from Q2 2020 mainly reflected the stronger Australian dollar in Q2 2021 as well as higher levels of capital development compared to the same period in 2020.

Production at Fosterville for YTD 2021 totalled 266,672 ounces which compared to 314,970 ounces for YTD 2020. The change in production from YTD 2020 reflected a lower average grade consistent with the Company’s previously stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. The Swan Zone accounted for 47% of tonnes milled and 76% of ounces produced in YTD 2021 versus 62% and 89%, respectively, for the same period in 2020. Fosterville ended YTD 2021 well positioned to meet, and potentially beat, its full-year 2021 production guidance of 400,000 – 425,000 ounces.

Production costs were $49.8 million for YTD 2021 versus $39.2 million for the same period in 2020, with the increase from YTD 2020 largely resulting from the impact of a stronger Australian dollar in YTD 2021, as well as significantly higher business volumes with considerably higher levels of tonnes mined and milled in YTD 2021 versus YTD 2020. Operating cash costs per ounce sold(1) averaged $192 versus $127 in YTD 2020, while AISC per ounce sold(1) averaged $385 compared to $293 in YTD 2020. The increases in operating cash costs per ounce sold(1) and AISC per ounce sold(1) versus levels in YTD 2020 mainly resulted from the stronger Australian dollar in YTD 2021 as well as the impact of a lower average grade versus YTD 2020. Sustaining capital expenditures(1) totalled $26.9 million ($103 per ounce sold), unchanged from $26.9 million ($87 per ounce sold) in YTD 2020, as the impact of a stronger Australian dollar and increased expenditures related to mobile equipment in YTD 2021 was offset by a reduction in capital development expenditures compared to YTD 2020.

Growth projects: Growth capital expenditures(1) at Fosterville for YTD 2021, excluding capitalized exploration, totalled $3.8 million ($2.1 million in Q2 2021), mainly related construction of a surface refrigeration plant and land procurement.
(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35 – 42 of the MD&A for the three and six months ended June 30, 2021.

FULL-YEAR 2021 GUIDANCE - ISSUED ON DECEMBER 10, 2020

The Company’s full-year guidance for 2021 was announced in a press release dated December 10, 2020 and was maintained at the Company’s Q1 2021 board meeting on May 5, 2021. Included in the Company’s consolidated guidance for the year is target production of 1,300,000 – 1,400,000 ounces (1,369,652 ounces produced in 2020), operating cash costs per ounce sold(1) of $450 – $475 ($404 in 2020) and AISC per ounce sold(1) of $790 – $810 ($800 in 2020). The Company’s full-year guidance assumes strong production growth and improved unit costs at both Detour Lake and Macassa compared to 2020, partially offset by lower production and higher unit costs at Fosterville as the mine transitions to a lower-grade, higher-tonnage production profile reflecting efforts by the Company to create a more sustainable operation by extending the production life of the Swan Zone. Also included in full-year

2021 consolidated guidance is higher growth capital expenditures,(1) with the expected increase mainly at Detour Lake reflecting a shift of deferred stripping costs from sustaining capital expenditures(1) to growth capital expenditures(1) as well as plans to complete a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020), and air strip and other enhancements to site infrastructure. Exploration expenditure guidance for full-year 2020 totals $170 – $190 million, with extensive exploration programs being carried out at all three of the Company’s cornerstone assets.

Full-Year 2021 Guidance

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 – 425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)(3)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55

(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and six months ended June 30, 2021 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

YTD 2021 Results

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	102,759	312,611	266,672	682,042
Operating cash costs/ounce sold ($/oz)(2)	$639	$674	$192	$482
AISC/ounce sold ($/oz)(2)				$810
Operating cash costs ($M)(2)				$324.1
Royalty costs ($M)				$40.8
Sustaining capital ($M)(2)(3)				$141.9
Growth capital ($M)(2)(3)				$128.8
Exploration ($M)(4)				$88.1
Corporate G&A ($M)(5)				$30.4

(1)Average exchange rates in YTD 2021 included a US$ to C$ exchange rate of 1.25 and a US$ to A$ exchange rate of 1.30.
(2)See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and six months ended June 30, 2021 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

Gold production in YTD 2021 totalled 682,042 ounces, with the Company ending the first half of 2021 on track to achieve the top half the full-year 2021 consolidated production guidance of 1,300,000 – 1,400,000 ounces. Production at Fosterville of 266,672 ounces exceeded target levels in YTD 2021 largely due to significant grade outperformance in the Swan Zone as well as well as changes to mine sequencing during Q2 2021 with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021. Based on the operation’s performance in YTD 2021, and expectations for the remainder of the year, Fosterville is expected to meet, and potentially beat, the full-year guidance range of 400,000 – 425,000 ounces. Production at Detour Lake in YTD 2021 totalled 312,611 ounces, in line with expected levels. Detour Lake is targeting higher levels of mill throughput and continued improvement in average grades over the balance of 2021 with the operation continuing to target full-year 2021 production of 680,000 – 720,000 ounces. Production at Macassa in YTD 2021 totalled 102,759 ounces, slightly below target levels for the first half of the year. The Company expects higher grades at Macassa over the remainder of 2021 with the mine continuing to target full-year 2021 production of 220,000 – 255,000 ounces.

Production costs for Q2 2021 totalled $329.8 million, while operating cash costs(1) totalled $324.1 million, in line with target levels.

Operating cash costs per ounce sold(1) for YTD 2021 averaged $482, better than planned levels for the first half of the year mainly due to the favourable impact on sales volumes of significant grade outperformance at Fosterville. At June 30, 2021, the Company was well positioned to achieve the full-year 2021 consolidated operating cash costs per ounce(1) guidance of $450 – $475. Operating cash costs per ounce sold(1) at Fosterville averaged $192 in YTD 2021 compared to full-year 2021 guidance of $230 – $250. While operating cash costs per ounce sold(1) are expected to increase in the second half of the year at Fosterville, reflecting lower production and sales volumes, the mine entered the third quarter on track to achieve, and potentially beat, its guidance for full-year 2021. Operating cash costs per ounce sold(1) at Detour Lake averaged $674, higher than the guidance range of $580 – $600. With production on track to increase during the second half of the year, reflecting both higher grades and increased tonnes processed, operating cash costs per ounce sold(1) at Detour Lake are targeted to improve, with full-year 2021 guidance remaining at $580 – $600. Operating cash costs per ounce sold(1) at Macassa averaged $639 in YTD 2021 versus full-year 2021 guidance of $450 – $470. While Macassa is positioned for significant improvement in operating cash costs per ounce sold(1) during the second half of 2021, driven largely by higher average grades and increased production and sales volumes, operating cash costs per ounce sold(1) for full-year 2021 are now expected to exceed the existing guidance range. As indicated above, the Company continues to target full-year 2021 consolidated operating cash costs per ounce sold(1) of $450 – $475.

AISC per ounce sold(1) for YTD 2021 averaged $810, better than target levels of the first half of the year and in line with full-year 2021 guidance of $790 – $810. The better than expected AISC per ounce sold(1) in YTD 2021 resulted from higher than planned sales volumes at Fosterville, where AISC per ounce sold(1) averaged $385 in YTD 2021, driven largely by significant grade outperformance in the Swan Zone. AISC per ounce sold(1) at Fosterville is expected to increase over the balance of 2021 reflecting lower sales volumes and average grades compared to YTD 2021 levels, while AISC per ounce sold(1) at Detour Lake ($1,027 in YTD 2021) and Macassa ($895 in YTD 2021) are targeted to improve during the final two quarters of 2021. The Company continues to target full-year 2021 consolidated AISC per ounce sold(1) of $790 – $810.

Royalty costs for YTD 2021 totalled $40.8 million and continues to target full-year 2021 royalty costs of $82 – $88 million.

Sustaining capital expenditures(1) for YTD 2021 totalled $141.9 million, excluding capitalized depreciation, below target levels for the first half of the year, largely reflecting lower than planned capital development and mobile equipment procurement at both Macassa and Fosterville. Sustaining capital expenditures(1) are expected to increase in the second half of 2021 with the Company continuing to target $280 – $310 for full-year 2021.

Growth capital expenditures(1) totalled $128.8 million for YTD 2021 (excluding capitalized exploration) compared to full-year 2021 guidance of $250 – $275 million. Of growth capital expenditures(1) in YTD 2021, $80.7 million were at Detour Lake, including $43.9 million related to deferred stripping with the remaining $36.8 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. Growth capital expenditures(1) at Macassa totalled $43.0 million, with $21.8 million related to the #4 Shaft project, which reached 5,600 feet of advance as at June 30, 2021, and $10.0 million for a ventilation expansion project involving development of two ventilation raises. Growth capital expenditures(1) at Fosterville totalled $3.8 million largely related to construction of a surface refrigeration plant and land procurement. The Company continues to target full-year 2021 growth capital expenditures(1) of $250 – $275 million.

Exploration expenditures for YTD 2021 totalled $88.1 million (including capitalized exploration). Of the $88.1 million of exploration expenditures in YTD 2021, $43.7 million was at Fosterville where drilling and development continued in the Lower Phoenix System, as well as at Robbin’s Hill, Cygnet and Harrier. Exploration expenditures at Macassa in YTD 2021 totalled $21.9 million with drilling mainly targeting the continued expansion of the SMC and testing targets along the Amalgamated Break. Detour Lake accounted for

$19.3 million of exploration expenditures in YTD 2021, with remaining exploration expenditures mainly related to drilling at Holt Complex and regional targets in Northern Ontario.

Corporate G&A expense for YTD 2021 totalled $30.4 million, with the Company continuing to target full-year 2021 Corporate G&A costs of $50 – $55 million.

Foreign Exchange Rate Impact of Performance Against Guidance

The Company’s full-year 2021 guidance is based on assumed an average US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. After weakening against the US dollar early in 2020 with the outbreak of the COVID-19 pandemic, both the Canadian and Australian dollars began strengthening in the second half of the year and strengthened further early in 2021. As a result, the Company’s average exchange rates for YTD 2021 included a US$ to C$ exchange rate of 1.25 and a US$ to A$ exchange rate of $1.30. The impact of the stronger Canadian and Australian dollars on key performance measures in YTD 2021 versus YTD 2020 is outlined in the section entitled “Foreign Exchange Rates” earlier in this MD&A. Should the US$ to C$ and US$ to A$ exchange rates remain at levels existing at June 30, 2021 (See “External Performance Drivers” section below) for the remainder of the year, the Company would expect to finish 2021 around the top end of its full-year 2021 consolidated guidance ranges for operating cash costs(1), operating cash costs per ounce sold(1), AISC per ounce sold(1), sustaining capital expenditures(1) and growth capital expenditures(1).
(1)The Full-Year 2021 Guidance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35 – 42 of the MD&A three and six months ended June 30, 2021

Q2 2021 Financial Results and Conference Call Details
A conference call to discuss the Q2 2021 results will be held by senior management on Thursday, July 29, 2021, at 10:00 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.kl.gold.

Date:	THURSDAY, JULY 29, 2021
Conference ID:	6293338
Time:	10:00 am ET
Toll-free number:	(833) 968-2183
International callers:	+1 2363892444
Webcast URL:	https://event.on24.com/wcc/r/3196800/3D2E4464C5F55E8300376F2B49A53D32

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 – 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.
Qualified Persons
The technical contents related to Kirkland Lake Gold Ltd. mines and properties in this press release, have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer, Eric Kallio, P.Geo, Senior Vice President, Exploration and Andre Leite, P.Eng., AUSIMM CP (MIN), MEng., Vice President ,Technical Services. Ms. Vaz, Mr. Kallio and Mr. Leite are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.
Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.
The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.
Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.
The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of the Company’s properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated impact of foreign exchange fluctuations, the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at the Company’s sites, and whether such measures taken by the Company or others, in an attempt to reduce the spread of COVID 19 may affect the Company, whether directly or results in effects on employee health, workforce productivity, contractor availability, supply chain or other aspects of the Company’s business, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with Detour Lake, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners and the anticipated impacts and timing thereof, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.
Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources
This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold